Bridger Aerospace Group Holdings, Inc.

90 Aviation Lane

Belgrade, Montana 59714

October 19, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alyssa Wall

Re:	Bridger Aerospace Group Holdings, Inc.

Registration Statement on Form S-1 (File No. 333-275051)

Ladies and Gentlemen:

Reference is made to that certain letter, filed as correspondence via EDGAR on October 17, 2023, in which Bridger Aerospace Group Holdings, Inc. (the “Company”) requested the acceleration of the effective date of the above-referenced Registration Statement at 5:00 p.m., Eastern Time, on October 19, 2023, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such Registration Statement be declared effective at this time and hereby withdraws the Company’s request for acceleration of the effective date.

Please contact Michael P. Heinz of Sidley Austin LLP, counsel to the Company, at (212) 839-5444 with any questions you may have concerning this letter.

Very truly yours,

BRIDGER AEROSPACE GROUP HOLDINGS, INC.

By:	/s/ Timothy Sheehy

Name:	Timothy Sheehy
Title:	Chief Executive Officer

cc: Michael P. Heinz, Sidley Austin LLP